

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

May 1, 2009

*By U.S. mail and facsimile to (330) 796-7506*

Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, OH 44316

> **RE:** **The Goodyear Tire & Rubber Company**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 18, 2009**
> **Form 10-Q for the period ended March 31, 2009**
>
> **File No. 1-01927**

Dear Mr. Wells:

    We have reviewed your response letter dated April 24, 2009 and have the following additional comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable.  We may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended March 31, 2009

Management's Discussion and Analysis, page 25

1.  We have read your response to prior comment 4 and the disclosure in your March 31, 2009, Form 10-Q.  Please clarify how you considered the guidance in paragraph 28 of SFAS 142 in deciding not to perform an interim impairment test of goodwill for EMEA and Asia Pacific Tire as of December 31, 2008, and March 31, 2009.  Please clarify how your analysis of the significance of the difference between fair value over carrying value as of July 31, 2008, resulted in your conclusion for both reporting units at December 31, 2008.  As of March 31, 2009, clarify how you determined the significant adverse change in the business climate and changes in segment performance for EMEA and Asia Pacific Tire did not meet the criteria in paragraph 28.

\*　　\*　　\*　　\*

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested supplemental information.  Detailed response letters greatly facilitate our review.  Please file your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.


        Sincerely,


        Terence O'Brien
        Branch Chief